

July 22, 2010

Mr. William E. Offenberg
Chief Executive Officer
BellaVista Capital, Inc.
15700 Winchester Boulevard
Los Gatos, CA 95030

> **Re:** **BellaVista Capital, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed March 31, 2010**
> **File No. 000-30507**

Dear Mr. Offenberg:

  We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Daniel L. Gordon
          Branch Chief